[redacted]

11022482

11-00083

Form G-FINW

OMB# 1557-0184
Expiration Date: May 31, 2013

Notice by a Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 06 2011
WASH, DC
211

1. Appropriate regulatory agency (check one):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☒ Securities and Exchange Commission

2. (a.) Full name of the Financial Institution:

   M&I Marshall & Ilsley Bank

   (b.) Address of principal office of Financial Institution:

   111 East Kilbourn Avenue, Suite 200, Milwaukee, WI 53202

   (c.) Mailing address if different from (b):

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

   Full Name

Last	First	Middle
Schnell	Gary	E.

   Address: 111 East Kilbourn Avenue, Suite 200, Milwaukee, WI 53202

4. Furnish the address of the place where such books and records will be located:

   111 East Kilbourn Avenue, Suite 200, Milwaukee, WI 53202

5. The financial institution submitting this notice of termination and the person executing it represent that all of the information contained herein is true, current and complete. Please print name and title of person executing this notice:

First	Middle	Last	Title
Randall	T.	Fentzlaff	Senior Vice President

   Manual Signature: Randall T. Fentzlaff

   Date: 07/05/2011